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                                                          SEC FILE NUMBER
                                                              0-25852

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                                                           CUSIP NUMBER
                                                             583926100

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): |X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR

                  For Period Ended: December 31, 2004
                                    -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------

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  Read attached instruction sheet before preparing form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                    VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


The Med-Design Corporation
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Full Name of Registrant


Not Applicable
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Former Name if Applicable


2810 Bunsen Avenue
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Address of Principal Executive Office (Street and Number)


Ventura, California 93003
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City, State and Zip Code


PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        |X|     (b)   The subject annual report, semi-annual report,
                      transition report on Form 10-K, Form 20-F, 11-K or
                      Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Med-Design has experienced delays in completing management's assessment of the effectiveness of Med-Design's internal control over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. These delays have also caused delays in completing the preparation of Med-Design's financial statements for the year ended December 31, 2004 and related disclosures. For these reasons, the filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense. Med-Design intends to file the subject Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Lawrence Ellis                    805               339-0375
            ---------------------------- --------------- -----------------------
                (Name)                     (Area Code)      (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                                             |X| Yes     |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             |X| Yes     |_| No
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    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           The Med-Design Corporation
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                  (Name of Registrant as Specified in Charter)
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Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
--------- ----------------------- --------- ------------------------------------
Date      March 15, 2005          By        LAWRENCE ELLIS
--------- ----------------------- --------- ------------------------------------
                                  Name:     Lawrence Ellis
                                  Title:    Chief Financial Officer
--------- ----------------------- --------- ------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------



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                           THE MED-DESIGN CORPORATION
                         EXPLANATORY NOTE TO FORM 12B-25

Part IV - Other Information

(3) Revenue for 2004 was $1,773,507 as compared to revenue of $826,725 for 2003. Product costs for 2004 were $1,458,680 as compared to product costs of $153,953 for 2003. Med-Design is currently unable to determine its net loss for 2004 because it has not determined the amount of the impairment charge it will record with respect to the Safety Huber Needle business it acquired in April 2004 from Luther NeedleSafe Products, Inc.